Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418
                                                     Registration No. 333-132397



                                                                FINAL TRANSCRIPT

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Thomson StreetEvents
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Conference Call Transcript

SVU - Supervalu Inc. Guidance Announcement

Event Date/Time: May. 22. 2006 / 10:00AM ET




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CORPORATE PARTICIPANTS
YOLANDA SCHARTON
SUPERVALU INC. - VP OF INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS

JEFF NODDLE
SUPERVALU INC. - CHAIRMAN AND CEO

PAM KNOUS
SUPERVALU INC. - CORPORATE EXECUTIVE VP AND CFO


PRESENTATION


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OPERATOR

Good morning, ladies and gentleman. Welcome to the SUPERVALU's Fiscal 2007 Earnings Guidance Conference Call. [OPERATOR INSTRUCTIONS] I will now turn the call over to Ms. Yolanda Scharton, Vice President of Investor Relations and Corporate Communications. Ms. Scharton, you may begin.

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YOLANDA  SCHARTON - SUPERVALU  INC. - VP OF  INVESTOR  RELATIONS  AND  CORPORATE
COMMUNICATIONS

Thank you. Good morning, and welcome to SUPERVALU's conference call to discuss preliminary fiscal 2007 earnings guidance reflecting the combined operations of SUPERVALU and the soon to be acquired premier retail properties of Albertsons. Before proceeding. let me mention that the financial information discussed on this call and disclosed on the related public release has been prepared on the basis of unaudited financial information and, therefore, is subject to potential future modifications.

I also remind you that the information presented and discussed today includes forward-looking statements, which are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, and actual results may differ materially from those described in these forward-looking statements as a result of various factors. The risks and uncertainties related to such statements are detailed in our fiscal 2005 10-K, as well as subsequent filings with the Securities and Exchange Commission related to SUPERVALU's previously announced transaction with Albertsons Inc.

As discussed in the release, we have provided limited guidance on a number of forward-looking metrics including, in particular, items included in our proxy statement prospectus for the Albertsons transaction and matters that reflect the anticipated completion of that transaction. In connection with that transaction, we filed a registration statement on form F-4 with the Securities and Exchange Commission. In light of that filing and the pendency of the Albertsons transaction, we will not be able to provide information that goes beyond the information disclosed in the release, including such statistics as EBITDA and same-store sales, which are not included in the proxy statement prospectus are also not within the scope of this call. Consequently this conference call will be shorter than normal, as we will not hold a Q&A section at the end of the call. And please be advised that the SUPERVALU Communications department will not be able to provide you with any further detail on this forward-looking information.

With that, I would now like to introduce today's speakers. They are Jeff Noddle, SUPERVALU's Chairman and Chief Executive Officer, and Pam Knous, Corporate Executive Vice President and Chief Financial Officer. And here's Jeff.

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JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN AND CEO

Thank you, Yolanda. Good morning, everyone, and thanks for joining us. The transaction is moving along as planned and we fully expect to close this transforming acquisition in early June following the expected successful shareholder votes by both SUPERVALU and Albertsons shareholders. As you've heard from us before, this is a very complex transaction.

Once complete, SUPERVALU and Albertsons, as well as CVS and Cerberus, will have affected the following transaction. Sale of the stand-alone drug operations to CVS, the sale of certain Albertsons properties to Cerberus, and SUPERVALU will acquire the remaining retail properties of



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Albertsons, which consists of the premier retail properties of Jewel, Shaw's and
Star Markets, Acme, Bristol Farms and the stand-alone Albertsons in southern California, Las vegas, the inner mountain region and the northwestern part of the United States, as well as the in-store pharmacies under the names of Sav-On and Osco. The opportunity to acquire some of the best retail grocery properties in the country and create a retail business model where approximately 73% of our combined retail revenues are derived from markets with a number one and number two share is unprecedented, and we are thrilled to begin our journey as the new SUPERVALU in a few short weeks.

As you know, I recently named SUPERVALU's new executive leadership that will take effect upon the close of the acquisition. I am confident that we have the right team to execute our plans, build on our many competitive strengths and deliver shareholder value. I look forward to formally introducing this team to the investment community later this year. When creating the new leadership organization, we made a decision to form retail operating regions, as well as a company-wide merchandising and marketing function in order to support the success and scope of our leading market positions across the country. Another very important component of our success resides in our field management. We have deep bench strength all across the country, and we are in process to ensure the existing presence today will continue to oversee and manage the many banners in SUPERVALU's new expanded portfolio across the country. SUPERVALU's headquarters will remain in Minneapolis, and we will have several centers of excellence across the country including an important presence in Boise, recognizing the considerable talent base in that location.

Turning to the financial outlook for fiscal 2007. We are excited to provide for you today our preliminary outlook. This outlook begins to reveal the power of the new SUPERVALU as our model reflects the expanded retail organization and the benefit of a more profitable retail business mix. Since fiscal 2007 will be a partial year of combined results, we wanted to provide as much as information as we can at this time, given we are in the final phase of completing this transformational acquisition. As you are aware, many earnings estimates in the market today do not fully capture all the transaction components in this initial year. So we felt it important to provide a high level look at fiscal 2007. Fiscal 2007 for SUPERVALU began on February 26, 2006. And assuming an early June closing, our preliminary guidance for fiscal 2007 is as follows.

Total sales are estimated to be in the range of $37.4 billion to $38 billion. Diluted earnings per share is estimated to be in the range of $2.17 to $2.44. This range includes a number of items which Pam will review in more detail. But they are related to one-time transaction costs of $0.30 to $0.35 per diluted share and also the impact of the newly adopted stock option accounting treatment of $0.06 to $0.08 per diluted share. When adjusting for these items, our fiscal 2007 guidance for diluted earnings per share is a range of $2.60 to $2.80, solidly double-digit accretive on Wall Street's fiscal 2006 baseline earnings of $2.24. Once again, we are very excited to begin this new chapter in SUPERVALU's history, and I look forward to sharing more information as we move through the year and keep you updated on our progress. Now I'd like to turn the call over to Pam Knous. Pam?

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PAM KNOUS  - SUPERVALU INC. - CORPORATE EXECUTIVE VP AND CFO

Thanks, Jeff. As Jeff said, fiscal 2007 is the beginning of an exciting chapter, one that reveals the power of our new business model. We are excited to provide you with a preliminary look at the financials for our combined enterprise. Given that we cannot host a question and answer session today as we are in a restricted phase of the transaction, I plan to provide some context around the components of our guidance that we provided in this morning's press release.

Overall results for fiscal 2007 basically reflect the acquired operations results from the acquisition date in early June through the remainder of the year. As Jeff just mentioned, total sales for fiscal 2007 are estimated to be $37.4 billion to $38 billion. Reported diluted earnings per share is estimated to be in a range of $2.17 per share to $2.44 per share. This $2.17 includes $0.35 of one-time transaction costs and $0.08 of stock option expensing. The $2.44 includes $0.30 of one-time transaction costs and $0.06 of stock option expensing. When adjusted for these items, the diluted earnings per share range is $2.60 to $2.80.

As our press release stated, we are reaffirming our estimate of $145 million pre-tax for total one-time transaction costs. These costs will be heavily weighted in the first two years and will be comprised of approximately $60 to $70 million for cost to implement synergy initiatives including consultant fees, $50 to $60 million for retention and severance, and $23 to $28 million for transfer taxes, filing fees and contract administration. Of the total $145 million pre-tax cost, fiscal 2007 guidance includes approximately $99 to $116 million, or $0.30 to $0.35 per diluted share. To provide further breakdown of the types of costs to implement the synergy initiatives, the $60 to $70 million includes approximately $18 to $22 million of cost for consultant fees, and $42 to $48 million of costs to implement supply chain efficiencies across the broader distribution network. Examples of such costs include impairment costs for building equipment and technology assets, lease liabilities and related carrying costs for these properties.



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Beginning  with the first  quarter of fiscal  2007,  the Company  will adopt FAS
123R, expensing of stock options under the modified perspective method. For fiscal 2007, the Company will incur approximately $0.06 to $0.08 per diluted share, reflective of stock options granted to existing SUPERVALU employees. In accordance with FAS 123, the Company disclosed in its fiscal 2006 footnotes a pro forma impact of $0.10 diluted per share for stock option expense for fiscal 2006. For your information, in fiscal '07 there is no impact from former Albertsons option holders, as these options fully vest at the closure of the transaction. Therefore, in future years, the Company's annual run rate for stock option expensing will be reflecting a higher new grant level for the Company going forward.

The shares outstanding calculation used for guidance for fiscal 2007 continues to include the 7.8 million shares associated with the SUPERVALU convertible zero coupon debentures in accordance with EITF 4-08, and assumes early settlement of the Albertsons outstanding Hybrid Income Term Security Units, the HITS. As a result, upon closure of the acquisition that is expected to occur late in the first quarter, diluted earnings -- diluted shares outstanding will increase to approximately 223 million shares from 146 million, resulting in full-year weighted average shares outstanding of approximately 202 million shares. As a recap, the holders of the zero coupon convertible debentures have the option to convert to equity based upon the expected credit ratings after closing. In addition, holders will have a put option on October 1, 2006. The Company can settle this obligation using cash, common stock or a combination of the two, with a number of shares to be issued determined by the value of the stock at that time.

In addition, the debentures become callable at the Company's option, beginning October 1, 2006. The impact of any conversion or put option would be immaterial to overall fiscal 2007 diluted earnings per share range. As you are probably aware, the HITS holders are entitled to an early settlement option due to the merger. If the early settlement option is not exercised, the HITS will settle in May of 2007. Upon settlement, the net impact will be a net cash inflow to SUPERVALU of approximately $240 million and the issuance of approximately 8 million shares, with the exact amounts determined based on SUPERVALU's stock price at the time of the settlement. The impact of a delayed settlement would be immaterial to the overall fiscal 2007 diluted earnings per share range.

In summary, the holders of zero coupon convertible debentures and the HITS will have the option of individually electing whether to convert, put, or settle early. Fiscal 2007, which began February 26, 2006, will include the results of the acquired properties as of the acquisition date. With the anticipated early June close and the need to align fiscal calendars of the two Companies, the first quarter of fiscal 2007, which ends June 17, 2006, will not include any operating results from the acquired operations. As a reminder, SUPERVALU's quarters included 16 weeks in the first quarter and then 12 weeks, 12 weeks, and 12 weeks in the second, third and fourth quarter. Albertsons quarters included 13 weeks in all four quarters.

Therefore, as we align quarters in the first year only of the combination, SUPERVALU will continue with the same number of weeks per quarter and the results of the acquired properties results will be 13 weeks in quarter two, 13 weeks in quarter three, and 12 weeks in quarter four, and therefore we are in alignment. And we will then stay on SUPERVALU's fiscal quarter routine of 16 weeks in the first quarter, and 12 weeks each subsequent quarter thereafter. We will be releasing our first quarter on July 26. While SUPERVALU's first quarter will not include any operating results from the acquired operations it will include, from the date of acquisition, the impact of additional interest expense on new debt issued at the parent company level of approximately $2.3 billion drawn from the new credit facilities, which are discussed in more detail in the proxy, and the impact to weighted average shares for the issuance of approximately $77 million of additional shares required to execute this transaction which assumes the HITS settle early.

Before turning the call back to Jeff, I'd like to cover two activities from fiscal 2006 that will impact fiscal 2007. As you recall, in the second quarter of fiscal 2006 the Company announced its plans to dispose of the 20 corporate-owned Shop 'n Save Pittsburgh stores, including a total charge of approximately $0.30 per diluted share that would be incurred as part of this disposition. In accordance with GAAP, the timing of this charge occurred over several quarters as the properties were disposed. The Company recognized $0.25 of this charge in the second quarter of fiscal 2006, $0.01 in quarter four of fiscal 2006, and as part of our fourth quarter call we estimated an additional $0.03 to $0.04 in the first half of fiscal 2007 for a total charge of $0.29 to $0.30, in-line with original estimates. We are pleased that the majority of these stores have been purchased by our independent operators in this market, and you will see the results of continuing to supply these stores reflected in our supply chain segment in fiscal 2007.

Lastly, we continue to invest in supply chain initiatives that leverage technology in exciting new ways. We will continue to ramp up this year with an expected launch after the year-end holidays. I now would like the turn the call back to Jeff.

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JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN AND CEO



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Thank you,  Pam. I am very  confident  that the new  SUPERVALU  will be uniquely positioned in the retail grocery industry with a premier leadership team to not only leverage the scale of the new combined company, but to deliver the most effective and innovative locally driven merchandising model, allowing us to be successful in today's very competitive landscape. Ten transition teams across critical functions ranging from retail operations, merchandising, marketing, logistics, finance, IT, HR, communications and more are identifying best practices to leverage. We have over 200 people engaged with equal representation from both SUPERVALU and Albertsons.

Our efforts remain focused on ensuring that day one of the new enterprise will be smooth, the right path has been set to combine the economics of the combined enterprise and that the organizational structure is positioned to harness the collective strength that our combined expertise offers. I also want to emphasize that at the operations level, we continue to focus on day-to-day execution. Since there is virtually no overlap with our existing retail network, our retail banners and local management team can stay focused on their program, customers and competitive environment.

To recap, SUPERVALU is poised to acquire the premier retail properties of Albertsons, which totals to more than 1100 stores. We believe this is indeed the right deal at the right time. The transaction would make SUPERVALU the number three grocery retailing company in the country. We believe this deal makes tremendous sense on many fronts. First, it will strengthen the footing of both companies as we address a changing competitive environment and consumer preference. Grocery preferences are intensely localized, and this deal will create a national grocery retail footprint with the in-market intelligence and format flexibility to properly cater to the customer with the right mix of merchandising, shopping experience and price.

Next, this deal will be truly transformational in scope and scale. Retail revenue will jump from just over 50% of our overall mix today to roughly 80% on an annualized basis. And I'll reiterate that the new SUPERVALU will generate approximately 73% of combined retail revenues from markets with number one and number two share positions. Third, the deal will create a more profitable company. When excluding one-time transaction costs, which we've detailed here, we expect the transaction to be immediately double-digit accretive, which is very unusual for a deal of this size, using both leverage and additional equity.

And finally, our commitment to managing this business using our important metrics of ROIC and debt leverage means that we will have sufficient cash to both fuel the capital expenditure required to stay competitive, but yet steadily pay down debt as we march back toward investment-grade. As Yolanda indicated earlier, we are unable to take questions for various reasons as we are in registration and coming near to the close of this transaction. And obviously, as soon as we are able to do so, we will have those opportunities. Thank you very much for your time today. And that will end our call. Thanks.

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OPERATOR

Gentleman, this concludes today's teleconference. Thank you for participating. You may all disconnect.

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CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF
"SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         EXCEPT FOR THE HISTORICAL AND FACTUAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS FILING, INCLUDING STATEMENTS AS TO THE EXPECTED BENEFITS OF THE ACQUISITION SUCH AS EFFICIENCIES, COST SAVINGS, MARKET PROFILE AND FINANCIAL STRENGTH, AND THE COMPETITIVE ABILITY AND POSITION OF THE COMBINED COMPANY, AND OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "ESTIMATES," "EXPECTS," "PROJECTS," "PLANS," AND SIMILAR EXPRESSIONS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING REQUIRED APPROVALS BY SUPERVALU AND ALBERTSONS STOCKHOLDERS AND REGULATORY AGENCIES, THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE ACQUISITION CANNOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED, THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF ALBERTSONS OPERATIONS INTO SUPERVALU WILL BE GREATER THAN EXPECTED, THE IMPACT OF COMPETITION AND OTHER RISK FACTORS RELATING TO OUR INDUSTRY AS DETAILED FROM TIME TO TIME IN EACH OF SUPERVALU'S AND ALBERTSONS REPORTS FILED WITH THE SEC. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS FILING. UNLESS LEGALLY REQUIRED, SUPERVALU UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION

         SUPERVALU AND ALBERTSON'S HAVE FILED A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT SUPERVALU AND ALBERTSONS, FREE OF CHARGE, AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE FILINGS WITH THE SEC THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, FREE OF CHARGE, BY DIRECTING A REQUEST TO SUPERVALU INC., 11840 VALLEY VIEW ROAD, EDEN PRAIRIE, MINNESOTA, 55344, ATTENTION: CORPORATE SECRETARY, OR TO ALBERTSON'S, INC., 250 EAST PARKCENTER BOULEVARD, BOISE, IDAHO, 83706-3940, ATTENTION: CORPORATE SECRETARY.
         THE RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS OF SUPERVALU AND ALBERTSONS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION REGARDING SUPERVALU'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY SUPERVALU ON MAY 12, 2005, AND INFORMATION REGARDING ALBERTSONS DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY ALBERTSONS ON MAY 6, 2005. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. INVESTORS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.



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



CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

EXCEPT FOR THE HISTORICAL AND FACTUAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS FILING, INCLUDING STATEMENTS AS TO THE EXPECTED BENEFITS OF THE ACQUISITION SUCH AS EFFICIENCIES, COST SAVINGS, MARKET PROFILE AND FINANCIAL STRENGTH, AND THE COMPETITIVE ABILITY AND POSITION OF THE COMBINED COMPANY, AND OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "ESTIMATES," "EXPECTS," "PROJECTS," "PLANS," "ASSUMES", AND SIMILAR EXPRESSIONS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING REQUIRED APPROVALS BY SUPERVALU AND ALBERTSONS STOCKHOLDERS AND REGULATORY AGENCIES, THE TIMING OF SETTLEMENT OF THE OUTSTANDING HITS WHICH DEPENDS ON THE INDIVIDUAL INVESTMENT DECISION OF HOLDERS OF HITS, THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE ACQUISITION CANNOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED, THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF ALBERTSONS OPERATIONS INTO SUPERVALU WILL BE GREATER THAN EXPECTED, THE IMPACT OF COMPETITION AND OTHER RISK FACTORS RELATING TO OUR INDUSTRY AS DETAILED FROM TIME TO TIME IN EACH OF SUPERVALU'S AND ALBERTSONS REPORTS FILED WITH THE SEC. THERE CAN BE NO ASSURANCE THAT THE PROPOSED ACQUISITION WILL IN FACT BE CONSUMMATED. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS FILING. UNLESS LEGALLY REQUIRED, SUPERVALU UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION

SUPERVALU AND ALBERTSON'S HAVE FILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU CAN OBTAIN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT SUPERVALU AND ALBERTSONS, FREE OF CHARGE, AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE FILINGS WITH THE SEC THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, FREE OF CHARGE, BY DIRECTING A REQUEST TO SUPERVALU INC., 11840 VALLEY VIEW ROAD, EDEN PRAIRIE, MINNESOTA, 55344, ATTENTION: CORPORATE SECRETARY, OR TO ALBERTSON'S, INC., 250 EAST PARKCENTER BOULEVARD, BOISE, IDAHO, 83706-3940, ATTENTION:
CORPORATE SECRETARY.

THE RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS OF SUPERVALU AND ALBERTSON'S AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION REGARDING SUPERVALU'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY SUPERVALU ON MAY 12, 2005, AND INFORMATION REGARDING ALBERTSON'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY ALBERTSONS ON MAY 6, 2005. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS.



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